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07004007

SECURI ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER	VERMONT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP G. PARTRIDGE JR. 802-229-7334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VERMONT	05604
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PHILIP G. PARTRIDGE JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT - FINANCE

Title

Notary Public 2/11/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2006 and 2005

Page(s)



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Partners of
Sentinel Financial Services Company

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in partners' capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2006) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2007

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 2,865,989	$ 2,267,588
Distribution fees receivable	1,312,185	1,320,538
Commissions receivable	117,846	105,386
Other receivables	160,490	37,781
Deferred commissions, net	4,106,916	6,757,443
Furniture and equipment, net	149,052	7,238
Prepaid expenses and other assets	62,953	37,665
Total assets	$ 8,775,431	$ 10,533,639
Liabilities		
Service fees payable	$ 1,028,815	$ 1,086,707
Accounts payable and accrued expenses	1,146,949	1,221,358
Total liabilities	2,175,764	2,308,065
Partners' capital	6,599,667	8,225,574
Total liabilities and partners' capital	$ 8,775,431	$ 10,533,639

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 5,941,606	$ 6,314,237
Distribution fee income	15,493,856	15,528,967
Investment income	115,112	52,586
Total revenues	21,550,574	21,895,790
Operating expenses		
Commissions	4,182,582	4,669,766
Salaries	2,961,762	1,593,818
Incentive plan	1,966,255	1,771,490
Service fees	8,215,743	8,290,933
Amortization expense	3,801,837	4,320,847
Marketing support	1,933,631	1,330,347
Other	6,264,671	4,708,010
Total operating expenses	29,326,481	26,685,211
Partners' net loss	$ (7,775,907)	$ (4,789,421)

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)

Statements of Changes in Partners' Capital
Years Ended December 31, 2006 and 2005

	SAM	SFSI	Penn Mutual	Sentinel Management Company	Total
Balance, December 31, 2004	7,331,912	3,935,443	136,490	111,150	11,514,995
Partners' net loss	(1,882,845)	(2,665,919)	(192,763)	(47,894)	(4,789,421)
Partners' contributions	321,567	1,103,071	60,362	15,000	1,500,000
Transfer of ownership interest	(5,688,289)	5,770,634	(4,089)	(78,256)	-
Balance, December 31, 2005	$ 82,345	$ 8,143,229	$ -	$ -	$ 8,225,574
Partners' net loss	(381,019)	(7,394,888)			(7,775,907)
Partners' contributions	301,350	5,848,650			6,150,000
Balance, December 31, 2006	$ 2,676	$ 6,596,991	$ -	$ -	$ 6,599,667

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net loss	$ (7,775,907)	$ (4,789,421)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	39,679	6,328
Deferral of commissions	(1,151,310)	(2,519,487)
Amortization of deferred commissions	3,801,837	4,320,847
Changes in assets and liabilities:		
Distribution fees receivable	8,353	34,587
Commissions receivable	(12,460)	25,931
Other receivables	(122,709)	77,182
Prepaid expenses and other assets	(25,288)	(3,275)
Service fees payable	(57,892)	195,040
Accounts payable and accrued expenses	(74,409)	12,332
Net cash used in operating activities	(5,370,106)	(2,639,936)
Cash flows from investing activities		
Purchase of furniture and equipment	(181,493)	-
Cash flows from financing activities		
Contributions from partners	6,150,000	1,500,000
Net increase (decrease) in cash and cash equivalents	598,401	(1,139,936)
Cash and cash equivalents		
Beginning of year	2,267,588	3,407,524
End of year	$ 2,865,989	$ 2,267,588

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the Company or the Partnership), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer owned by Sentinel Asset Management, Inc. (SAMI) and Sentinel Financial Services, Inc. (SFSI), jointly referred to as Sentinel. Previously the company was owned by Penn Mutual Life Insurance Company (Penn Mutual), Sentinel Management Company, NL Capital Management, Inc., and Sigma American Corporation. On December 30, 2005 SAMI purchased Penn Mutual's interest in the Company, and Sentinel Management Company was dissolved and its ownership transferred to SAMI. Concurrent with these transactions, SAMI transferred a portion of its ownership to SFSI. The partnership agreement was amended effective December 30, 2005 to reflect the change in ownership.

The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. (the Funds), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives some of whom are also insurance agents of National Life Insurance Company (National Life), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% for SFSI and 4.9% for SAMI.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Deferred Commissions
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized on a straight-line basis, generally over a one- to seven-year period. Amortization expense for the years ended December 31, 2006 and 2005 was $3,801,837 and $4,320,847, respectively.

Furniture and Equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to seven years.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution Fee Income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Income Taxes
In accordance with current tax regulations no taxes are levied at the partnership level.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital at December 31, 2006 are as follows:

Aggregate indebtedness	$ 2,175,764
Net capital	$ 1,531,889
Ratio of aggregate indebtedness to net capital	1.42

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2006 and 2005 comprise:

	2006	2005
Furniture and equipment	$ 578,687	$ 397,194
Accumulated depreciation	(429,635)	(389,956)
Net furniture and equipment	$ 149,052	$ 7,238

Depreciation expense for the years ended December 31, 2006 and 2005 was $39,679 and $6,328, respectively.

5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2006 and 2005 the Company received $4,395,035 and $4,948,320, respectively, on the sale of these shares. Commissions paid on A-shares totaled $4,175,365 and $4,669,766 in 2006 and 2005, respectively. Commission receivable at December 31, 2006 and 2005 of $117,846 and $105,386, respectively, are due from an affiliated Company, Sentinel Administrative Services, Inc., who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $1,151,310 and $2,519,487 in 2006 and 2005, respectively. These commissions were paid to Equity Services, Inc. (ESI), an affiliate of SAMI, and outside broker-dealers in the form of dealer reallowances. During 2006 and 2005, the Company received $870,127 and $952,561, respectively, from contingent deferred sales charges assessed upon redemption from the Funds A, B, C and D shares, which are included in commissions revenue.

Under the terms of its distribution plans with the Funds, the Company received a combined $15,493,856 and $15,528,967 in 2006 and 2005, respectively, from the Funds for providing distribution and other services. Of these amounts, $8,215,743 and $8,290,933 in 2006 and 2005, respectively, were paid to Equity Services, Inc. and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2006 and 2005 are $1,312,185 and $1,320,538, respectively. Service fees payable by the Company at December 31, 2006 and 2005 are $1,028,815 and $1,086,707, respectively.

The Company's cash equivalents balance includes $2,391,827 and $1,818,524 at December 31, 2006 and 2005, respectively, as an investment in the Sentinel U.S. Treasury Money Market Fund.

National Life and its affiliates provides the Company with administrative services. The charges for these services are determined by National Life. Charges for these costs allocated to the Company for the years ended December 31, 2006 and 2005 were $74,738 and $45,828, respectively and are included in other expenses. Accounts payable and accrued expenses include $624,677 and $558,118 due to National Life at December 31, 2006 and 2005, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company, including payroll and employee benefit costs.

The Company had been reimbursed by a former affiliate, American Guaranty & Trust (AG&T), for a portion of wholesaler and sales desk incentive compensation paid by the Company on sales of AG&T products. Such reimbursements were $22,161 for the year ended December 31, 2005, and are included in other expenses. This arrangement was discontinued effective May 31, 2005. There were no amounts receivable at December 31, 2006 and 2005, respectively, related to these reimbursements.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. Such charges were $99,164 and $243,320 for the years ended December 31, 2006 and 2005, respectively. Accounts payable and accrued expenses include $8,264 and $10,607 at December 31, 2006 and 2005, respectively, related to these costs.

Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees for marketing support to ESI based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support fees for the years ended December 31, 2006 and 2005 were $654,088 and $1,000,000, respectively. There were accounts payable and accrued expenses of $49,533 and $480,000 at December 31, 2006 and 2005, respectively, related to these fees.

6. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital		
Total partners' capital	$	6,599,667
Deduct		
Other receivables		687,824
Furniture and equipment, net of accumulated depreciation		149,052
Prepaid expenses and other assets		4,169,869
		5,006,745
Net capital before haircuts on securities positions and other deductions		1,592,922
Haircut on cash equivalents		47,837
Other deductions		13,196
Net capital	$	1,531,889
Aggregate indebtedness		
Service fees payable	$	1,028,815
Accounts payable and accrued expenses		1,146,949
Total aggregate indebtedness	$	2,175,764
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $2,175,764)	$	145,051
Excess net capital	$	1,386,838
Excess net capital at 1,000%	$	1,314,313
Ratio of aggregate indebtedness to net capital		1.42

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2006, which are presented on a parent company only basis.

Sentinel Financial Services Company

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 - Broker/Dealer

December 31, 2006



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH., D.C.
190
SECTION



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To Partners of
Sentinel Financial Services Company:

In planning and performing our audit of the financial statements of Sentinel Financial Services Company (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2007

END